UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Olin Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

680665205
(CUSIP Number)

Michael D. Adamski Sachem Head Capital Management LP 250 West 55th Street, 34th Floor New York, New York 10019 212-714-3300

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
Copies to:
Richard M. Brand
Joshua A. Apfelroth
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

September 1, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 680665205	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,963,160

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,963,160

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,963,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.46%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 680665205	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,963,160

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,963,160

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,963,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.46%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 680665205	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,200,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 680665205	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,963,160

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,963,160

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,963,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.46%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 680665205	SCHEDULE 13D	Page 6 of 8
This amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on February 24, 2020 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 3, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $1.00 per share (the “Common Stock”), of Olin Corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On September 1, 2021, the Reporting Persons sold a portion of their position in the Issuer for portfolio management purposes because the position’s significant outperformance had caused it to become disproportionately large relative to the Reporting Persons’ other portfolio holdings.  As of the date of this Amendment No. 3, the Reporting Persons’ investment in the Issuer remains one of the largest positions in the Reporting Persons’ portfolios and Scott Ferguson continues to serve as a director of the Issuer.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated to read in full as follows:
(a), (b) Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 11,963,160 shares of Common Stock (the “Subject Shares”). The Subject Shares collectively represent approximately 7.46% of the outstanding shares of Common Stock based on 160,462,045 shares of Common Stock outstanding as of June 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on June 30, 2021.
Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 6,200,000 of the Subject Shares, constituting 3.86% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
(c) On September 1, 2021, SH and SHM sold 1,400,140 and 1,599,860 shares of Common Stock, respectively, in a block trade at a price of $49.45 per share.

 (d) The Sachem Head Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.

 (e) Not applicable.

CUSIP No. 680665205	SCHEDULE 13D	Page 7 of 8
SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 2, 2021
SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

CUSIP No. 680665205	SCHEDULE 13D	Page 8 of 8

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Form of Engagement and Indemnification Agreement entered into by and between Sachem Head Capital Management LP on behalf of Sachem Head LP and each Nominee.*
Exhibit 99.3	Trading Data.*
Exhibit 99.4	Cooperation Agreement, dated February 29, 2020, by and between Olin Corporation and Sachem Head Capital Management LP.*
Exhibit 99.5	Amendment to Cooperation Agreement, dated October 1, 2020, by and between Olin Corporation and Sachem Head Capital Management LP.*

*Previously filed.